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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

NEW CENTURY FINANCIAL CORPORATION (Name of Issuer)
Common Stock, $.01 Par Value (Title of Class of Securities)
64352 D 10 1 (CUSIP Number)

Lee R. Mitau, Esq.
Executive Vice President—Corporate Development and General Counsel
U.S. Bancorp
U.S. Bank Place
601 Second Avenue South, Minneapolis, Minnesota, 55402-4302
(612) 973-0363
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

January 12, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  / /.

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 64352 D 10 1	SCHEDULE 13D, AMENDMENT NO. 5	Page 2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons

U.S. Bancorp 41-0255900

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
4,689,400

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
4,689,400

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
4,689,400

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11)
24.8%

(14)	Type of Reporting Person*

HC

*SEE INSTRUCTION BEFORE FILLING OUT!

    This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D filed by U.S. Bancorp with the Securities and Exchange Commission on December 4, 1998, as amended on January 7, 1999, May 12, 1999, August 3, 1999 and May 8, 2000 and (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement. In particular, this amendment reflects (1) the termination of Shareholder Agreements between U.S. Bancorp and certain shareholders of New Century Financial Corporation and (2) the cancellation of warrants previously issued by New Century Financial Corporation to U.S. Bank National Association, a wholly-owned subsidiary of U.S. Bancorp.

ITEM 1.  SECURITY AND ISSUER.

    The title and class of shares to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of New Century Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 18400 Von Karman, Suite 1000, Irvine, California, 92612.

ITEM 2.  IDENTITY AND BACKGROUND.

    The information previously reported in this Item of the Statement with respect to U.S. Bancorp is incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information previously reported in this Item of the Statement with respect to the source of funds for U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

    The information previously reported in this Item of the Statement with respect to the purpose of U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

    In addition, on January 12, 2001, (1) the Shareholder Agreements, each dated November 24, 1999 (collectively, the "Shareholder Agreements"), between U.S. Bancorp and Robert K. Cole, Edward F. Gotschall, Steve Holder and Brad A. Morrice, respectively, were terminated in all respects by the parties thereto, and (2) the warrants to purchase an aggregate of 725,000 shares of Common Stock of the Issuer previously issued to and held by U.S. Bank National Association (the "Warrants") were cancelled in all respects by the parties thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a)
  As of January 12, 2001, based on U.S. Bancorp's ownership of (a) 20,000 shares of the Issuer's Series 1999A Convertible Preferred Stock, (b) 20,000 shares of the Issuer's Series 1998A Convertible Preferred Stock, and (c) 565,000 shares of the Issuer's Common Stock, U.S. Bancorp is deemed to be the beneficial owner of 4,689,400 shares (the "Shares") of the Issuer's Common Stock. These Shares represent approximately 24.79% of the Issuer's outstanding Common Stock (as such outstanding shares were reported by the Issuer as of October 31, 2000).

    U.S. Bancorp may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of U.S. Bancorp ("Piper"), or employees of Piper have voting or investment discretion, or both ("Managed Accounts"). U.S. Bancorp and Piper disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. U.S. Bancorp and Piper may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading and market-making activities by Piper.

  (b)
  The Reporting Person has sole voting and dispositive power as to the shares of Convertible Preferred Stock and the Conversion Shares as described in paragraph (a) above, other than those shares held by Piper in ordinary course trading and market-making activities.

  (c)
  Except for the transactions to which this Schedule 13D relates and any shares bought or sold by Piper in ordinary course trading and market-making activities, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of Reporting Person's executive officers or directors, has effected any transaction in the shares of the Issuer's Common Stock during the past sixty (60) days.

  (d)
  Not applicable.

  (e)
  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except for the termination of the Shareholder Agreements and the cancellation of the Warrants as described above, the information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of the Issuer is incorporated by reference herein.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2001

U.S. BANCORP
By:	/s/ LEE R. MITAU Lee R. Mitau Its: Executive Vice President—Corporate Development and General Counsel

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SIGNATURES